PE
4-1-02

02030752

MANUALLY EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
APR 1 1 2002

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

PROCESSED
APR 2 2 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

TELESP CELULAR PARTICIPAÇÕES S.A.

MESSAGE TO THE STOCK EXCHANGES

Telesp Celular Participações S.A. (NYSE: TCP; BOVESPA: TSPP3 (ORD) and TSPP4 (Preferred)), the Brazilian cellular telecommunications company, noted that, according to the news published today on "Agência Estado", Telesp Celular Partcipações' first quarter 2002 numbers are preliminary and non-audited.

As of today, TCP expects net revenues to grow more than 10% compared to the same period last year. The Company does not expect total operational costs to increase more than 3% relative to the first quarter of 2001.

São Paulo, April 10, 2002

MARIA PAULA CANAIS
Director of Investor Relations
Telesp Celular Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: 04/11/2002

By: ______________________________

Name: Maria Paula Canais

Title: Director of Investor Relations